                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47150
                                   PROSPECTUS

                                  $500,000,000

                        MERCURY INTERACTIVE CORPORATION

           4.75% Convertible Subordinated Notes Due July 1, 2007 and 4,494,400 Shares of Common Stock Issuable Upon Conversion of the Notes

   Holders of our 4.75% Convertible Subordinated Notes due July 1, 2007 may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

   The holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of 8.9888 shares per $1,000 principal amount of notes. Interest on the notes is payable on January 1 and July 1 of each year, commencing on January 1, 2001. After January 1, 2003, we may redeem the notes, in whole or in part, at the redemption prices set forth in this prospectus.

   In the event of a change in control, defined in this prospectus, of Mercury, each holder of notes may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest. At our option, we may repurchase the notes for cash or common stock.

   The notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness.

   Our common stock currently trades on the Nasdaq National Market under the symbol "MERQ." The last reported sale price on November 16, 2000 was $111.52 per share.

   The notes are currently eligible for trading on the Portal Market of the National Association of Securities Dealers, Inc.

   Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 3 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is November 17, 2000.
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   In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                               TABLE OF CONTENTS

Summary.....................................................................   2
Risk Factors................................................................   3
Ratio of Earnings to Fixed Charges..........................................  12
Where You Can Find More Information.........................................  12
Use of Proceeds.............................................................  13
Selling Holders.............................................................  13
Plan of Distribution........................................................  19
Description of Notes........................................................  21
Description of Capital Stock................................................  36
Legal Matters...............................................................  39
Experts.....................................................................  39

   This prospectus contains forward-looking statements relating to future events or financial results, including statements indicating that "we believe," "we expect" or "we anticipate" that various events may occur or various trends may continue, and similar statements relating to future events or financial results. These forward-looking statements are subject to material risks and uncertainties as indicated under the caption "Risk Factors." Actual results could vary materially as a result of a number of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update the forward-looking information contained in this prospectus.

   Unless the context otherwise requires, the terms "we," "our," "us," and "Mercury" refer to Mercury Interactive Corporation, a Delaware corporation.

   All share numbers in this prospectus reflect the two-for-one stock splits of our common stock, each of which were distributed as a stock dividend to our stockholders, on February 26, 1999 and February 11, 2000. The information incorporated by reference into this prospectus, however, may not reflect the stock split.
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                                    SUMMARY

   The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. Prospective investors should consider carefully the information set forth in this prospectus under the heading "Risk Factors."

                                  The Company

   We are the leading provider of integrated Web performance management solutions that enable businesses to test and monitor their Internet applications. Our software products and hosted services help e-businesses enhance the user experience by improving the performance, availability, reliability and scalability of their Web sites. As a result, e-businesses can increase their ability to attract and retain customers and improve their competitive advantage.

   Our customers represent a wide range of industries, including Internet companies such as Amazon.com, America Online, Ameritrade, E*Trade, Healtheon/WebMD, HomeGrocer.com, Jobs.com, ShopLink.com and WingspanBank.com; Internet infrastructure providers such as Ariba, Broadbase, Broadvision, i2 Technologies and Oracle; and Fortune 1000 enterprises such as Apple Computer, Caterpillar, Cisco Systems, Ford Motor Co. and WalMart.

   As a result of the growth in the Internet, performance, availability, reliability and scalability have become critical for any organization implementing an e-business strategy. The consequences of a Web site that is down or even slow can be significant in the new Internet economy. Both Internet-based businesses and traditional enterprises are trying to address the challenge of providing reliable, 24x7 access to their mission-critical applications in this dynamic, performance-sensitive environment. They are increasingly requiring performance management solutions that can determine whether applications will perform as expected, and maintain that performance with increasing usage and rapid changes in content and functionality.

   Our integrated performance management solutions address these requirements, enabling customers to quickly identify and correct problems before users experience them. Our products include load testing, functional testing and test management products that automate the testing of Internet and other applications, as well as Web performance monitoring products that monitor and measure Web site performance from the end-user's perspective and alert our customers to performance problems.

   We also offer hosted Web performance monitoring and load testing services through a wholly-owned subsidiary. These services complement our product offerings by providing a cost-effective solution that allows customers to quickly meet their needs without dedicating internal resources.

   Our principal executive offices are located at 1325 Borregas Avenue, Sunnyvale, California 94089. Our telephone number at that location is (408) 822-5200.

   Astra, Astra LoadTest, LoadRunner, LoadRunner Active Test, Astra QuickTest, WinRunner, XRunner, Astra SiteManager, TestDirector, Topz and Topaz ActiveWatch are our trade names and trademarks. This prospectus also contains trade names and trade marks of other companies.

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                                  RISK FACTORS

   This offering involves a high degree of risk. In addition to the other information set forth in this prospectus, the following risk factors should be considered carefully in evaluating us and our business before purchasing any of the notes or common stock. This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this prospectus.

Our future success depends on our ability to respond to rapid market and technological changes by introducing new products and to continually improve the performance, features and reliability of our existing products and respond to competitive offerings.

   Our business will suffer if we do not successfully respond to rapid technological changes. The market for our software products is characterized by:

  . rapidly changing technology;

  . frequent introduction of new products and enhancements to existing products by our competitors;

  . increasing complexity and interdependence of Internet related applications;

  . changes in industry standards and practices; and

  . changes in customer requirements and demands.

   To maintain our competitive position, we must continue to enhance our existing software testing and application performance management products and to develop new products and services, functionality and technology that address the increasingly sophisticated and varied needs of our prospective customers. The development of new products and services, and enhancement of existing products and services, entail significant technical and business risks and require substantial lead-time and significant investments in product development. If we fail to anticipate new technology developments, customer requirements or industry standards, or if we are unable to develop new products and services that adequately address these new developments, requirements and standards in a timely manner, our products may become obsolete, our ability to compete may be impaired and our revenues could decline.

We expect our quarterly revenues and operating results to fluctuate, which may cause the price of our stock and the notes to decline.

   Our revenues and operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. These fluctuations are due to a number of factors, many of which are outside of our control, including:

  . fluctuations in demand for and sales of our products and services;

  . our success in developing and introducing new products and the timing of new product introductions;

  . our ability to introduce enhancements to our existing products in a timely manner;

  . the introduction of new or enhanced products by our competitors and changes in the pricing policies of these competitors;

  . the discretionary nature of our customers' purchase and budget cycles;

  . the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

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  . deferrals by our customers of orders in anticipation of new products or product enhancements; and

  . the mix of our domestic and international sales, together with fluctuations in foreign currency exchange rates.

   In addition, the timing of our license revenues is difficult to predict because our sales cycles are typically short and can vary substantially from product to product and customer to customer. We base our operating expenses on our expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below our expectations, we could not proportionately reduce operating expenses for that quarter.

   We have experienced seasonality in our revenues and earnings, with the fourth quarter of the year typically having the highest revenue and earnings for the year and higher revenue and earnings than the first quarter of the following year. We believe that this seasonality results primarily from the budgeting cycles of our customers and from the structure of our sales commission program. This seasonality may continue in the future.

   Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. If our operating results are below the expectations of investors or securities analysts, the price of our common stock, and therefore the notes, could decline.

We expect to face increasing competition in the future, which could cause reduced sales levels and result in price reductions, reduced gross margins or loss of market share.

   The market for our testing and application performance management products and services is extremely competitive, dynamic and subject to frequent technological changes. There are few substantial barriers to entry in our market. In addition, the rapid growth and use of Internet for e-business is a recent and emerging phenomenon. The Internet lowers the barriers to entry for other companies to compete with us in the testing and application performance management markets. As a result of the increased competition, our success will depend, in large part, on our ability to identify and respond to the needs of potential customers, and to new technological and market opportunities, before our competitors identify and respond to these needs and opportunities. We may fail to respond quickly enough to these needs and opportunities.

   In the market for solutions for testing of applications, our principal competitors include Compuware, Radview, Rational Software, RSW (a division of Teradyne) and Segue Software. In the new and rapidly changing market for application performance management solutions, our competitors include providers of hosted services such as BMC Software, Keynote Systems and Service Metrics (a division of Exodus Communications), and emerging application service providers, or ASPs, such as Freshwater Software. In addition, we face potential competition in this market from existing providers of testing solutions such as Segue. Finally, in both the market for testing solutions and the market for application performance management solutions, we face potential competition from established providers of systems and network management software such as Computer Associates.

   The software industry is increasingly experiencing consolidation, and this could increase the resources available to our competitors and the scope of their product offerings. For example, in 2000, Keynote Systems acquired Velogic, Inc., a provider of load testing services, and BMC Software acquired Evity, Inc., a provider of Internet management services. Our competitors and potential competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies or make more attractive offers to distribution partners and to employees.

If we fail to maintain our existing distribution channels and develop additional channels in the future, our revenues will decline.

   We derive a substantial portion of our revenues from sales of our products through distribution channels such as system integrators, value-added resellers. We expect that sales of our products through these channels

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will continue to account for a substantial portion of our revenues for the foreseeable future. We have also entered into private labelling arrangements with ASPs and an enterprise software company who incorporate our products and services into theirs. We may not experience increased revenues from these new channels, which could harm our business.

   The loss of one or more of our system integrators, value-added resellers or ASPs, or any reduction or delay in their sales of our products and services could result in reductions in our revenue in future periods. In addition, our ability to increase our revenue in the future depends on our ability to expand our indirect distribution channels.

   Our dependence on indirect distribution channels presents a number of risks, including:

  . many of our system integrators, value-added resellers and ASPs can cease marketing our products and services with limited or no notice and with little or no penalty;

  . our existing system integrators, value-added resellers and ASPs may not be able to effectively sell any new products and services that we may introduce;

  . we may not be able to replace existing or recruit additional system integrators, value-added resellers and ASPs if we lose any of our existing ones;

  . our system integrators, value-added resellers and ASPs also offer competitive products and services from third parties;

  . we may face conflicts between the activities of our indirect channels and our direct sales and marketing activities; and

  . our system integrators, value-added resellers and ASPs may not give priority to the marketing of our products and services as compared to our competitors' products.

   In March 1999, we entered into an agreement with Tivoli Systems, a subsidiary of IBM, for the joint development and marketing of a family of products for enterprise application performance management, incorporating elements of our technology, which would be marketed and sold only by Tivoli. Under this agreement, we agreed that until October 2002, we will not license this technology to any other party for purposes of developing a product similar to any developed under this agreement. In addition, we agreed that until October 2002, we will not enter into technology relationships to create similar products with specified competitors of Tivoli as long as Tivoli continues to agree to pay minimum royalties. In September 2000, Tivoli notified us that it would no longer pay the annual minimum royalties set forth in the agreement, and, therefore, the restrictions on us regarding entering into agreements with Tivoli's competitors expire.

We depend on strategic relationships and business alliances for continued growth of our business.

   Our development, marketing and distribution strategies rely increasingly on our ability to form strategic relationships with software and other technology companies. These business relationships often consist of cooperative marketing programs, joint customer seminars, lead referrals and cooperation in product development. Many of these relationships are not contractual and depend on the continued voluntary cooperation of each party with us. Divergence in strategy or change in focus by, or competitive product offerings by, any of these companies may interfere with our ability to develop, market, sell or support our products, which in turn could harm our business. Further, if these companies enter into strategic alliances with other companies or are acquired, they could reduce their support of our products. Our existing relationships may be jeopardized if we enter into alliances with competitors of our strategic partners. In addition, one or more of these companies may use the information they gain from their relationship with us to develop or market competing products.

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If we are unable to manage our growth, our business may be harmed.

   Since 1991, we have experienced significant annual increases in revenue, employees and number of product and service offerings. This growth has placed and, if it continues, will place a significant strain on our management and our financial, operational, marketing and sales systems. If we cannot manage our growth effectively, our business, competitive position, operating results and financial condition could suffer. Although we are implementing a variety of new or expanded business and financial systems, procedures and controls, including the improvement of our sales and customer support systems, the implementation of these systems, procedures and controls may not be completed successfully, or may disrupt our operations. Any failure by us to properly manage these transitions could impair our ability to attract and service customers and could cause us to incur higher operating costs and experience delays in the execution of our business plan.

The success of our business depends on the efforts and abilities of our senior key personnel.

   We depend on the continued services and performance of our senior management and other key personnel. We do not have long term employment agreements with any of our key personnel. The loss of any of our executive officers or other key employees could hurt our business.

If we cannot hire qualified personnel, our ability to manage our business, develop new products and increase our revenues will suffer.

   We believe that our ability to attract and retain qualified personnel at all levels in our organization is essential to the successful management of our growth. In particular, our ability to achieve revenue growth in the future will depend in large part on our success in expanding our direct sales force and in maintaining a high level of technical consulting, training and customer support. There is substantial competition for experienced personnel in the software and Internet industry. If we are unable to retain our existing key personnel or attract and retain additional qualified individuals, we may from time to time experience inadequate levels of staffing to perform services for our customers. As a result, our growth could be limited due to our lack of capacity to develop and market our products to our customers.

We depend on our international operations for a substantial portion of our revenues.

   Sales to customers located outside the United States have historically accounted for a significant percentage of our revenue and we anticipates that such sales will continue to be a significant percentage of our revenue. As a percentage of our total revenues, sales to customers outside the United States were approximately 34% in 1999, 35% in 1998, 36% in 1997 and 32% in the quarter ended September 30, 2000. In addition, we have substantial research and development operations in Israel. We face risks associated with our international operations, including:

  . changes in taxes and regulatory requirements;

  . difficulties in staffing and managing foreign operations;

  . reduced protection for intellectual property rights in some countries;

  . the need to localize products for sale in international markets;

  . longer payment cycles to collect accounts receivable in some countries;

  . seasonal reductions in business activity in other parts of the world in which we operate;

  . political and economic instability; and

  . economic downturns in international markets.

   Any of these risks could harm our international operations and cause lower international sales. For example, some European countries already have laws and regulations related to technologies used on the

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Internet that are more strict than those currently in force in the United
States. Any or all of these factors could cause our business to be harmed.

Because our research and development operations are primarily located in Israel, we may be affected by volatile economic, political and military conditions in that country and by restrictions imposed by that country on the transfer of technology.

   Our operations depend on the availability of highly-skilled and relatively low-cost scientific and technical personnel in Israel. Our business also depends on trading relationships between Israel and other countries. In addition to the risks associated with international sales and operations generally, our operations could be adversely affected if major hostilities involving Israel should occur or if trade between Israel and its current trading partners were interrupted or curtailed.

   These risks are compounded due to the restrictions on our ability to manufacture or transfer outside of Israel any technology developed under research and development grants from the government of Israel, without the prior written consent of the government of Israel. If we are unable to obtain the consent of the government of Israel, we may not be able to take advantage of strategic manufacturing and other opportunities outside of Israel. We have, in the past, obtained royalty-bearing grants from various Israeli government agencies. In addition, we participate in special Israeli government programs that provide significant tax advantages. The loss of or any material decrease in these tax benefits could negatively affect our financial results.

We are subject to the risk of increased taxes.

   We have structured our operations in a manner designed to maximize income in Israel where tax rate incentives have been extended to encourage foreign investment. Our taxes could increase if these tax rate incentives are not renewed upon expiration or tax rates applicable to us are increased. Tax authorities could challenge the manner in which profits are allocated among us and our subsidiaries, and we may not prevail in any such challenge. If the profits recognized by our subsidiaries in jurisdictions where taxes are lower became subject to income taxes in other jurisdictions, our worldwide effective tax rate would increase.

Our financial results may be negatively impacted by foreign currency fluctuations.

   Our foreign operations are generally transacted through our international sales subsidiaries. As a result, these sales and related expenses are denominated in currencies other than the U.S. Dollar. Because our financial results are reported in U.S. Dollars, our results of operations may be harmed by fluctuations in the rates of exchange between the U.S. Dollar and other currencies, including:

  . a decrease in the value of Pacific Rim or European currencies relative to the U.S. Dollar, which would decrease our reported U.S. Dollar revenue, as we generate revenues in these local currencies and report the related revenues in U.S. Dollars; and

  . an increase in the value of Pacific Rim, European or Israeli currencies relative to the U.S. Dollar, which would increase our sales and marketing costs in these countries and would increase research and development costs in Israel.

   We attempt to limit foreign exchange exposure through operational strategies and by using forward contracts to offset the effects of exchange rate changes on intercompany trade balances. This requires us to estimate the volume of transactions in various currencies. We may not be successful in making these estimates. If these estimates are overstated or understated during periods of currency volatility, we could experience material currency gains or losses.

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Our ability to successfully implement our business strategy depends on the continued growth of the Internet.

   In order for our business to be successful, the Internet must continue to grow as a medium for conducting business. However, as the Internet continues to experience significant growth in the number of users and the complexity of Web-based applications, the Internet infrastructure may not be able to support the demands placed on it or the performance or reliability of the Internet might be adversely affected. Security and privacy concerns may also slow the growth of the Internet. Because our revenues ultimately depend upon the Internet generally, our business may suffer as a result of limited or reduced growth.

Any future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert the attention of our management.

   We have acquired, and in the future we may acquire or make investments in other companies with similar products and technologies. For example, in November 1999, we completed our acquisition of Conduct Ltd. In the event of any future acquisitions or investments, we could:

  . issue stock that would dilute the ownership of our then-existing stockholders;

  . incur debt;

  . assume liabilities;

  . incur amortization expense related to goodwill and other intangible assets; or

  . incur large write-offs.

   If we fail to achieve the financial and strategic benefits of past and future acquisitions, our operating results will suffer. Acquisitions and investments involve numerous other risks, including:

  . difficulties integrating the acquired operations, technologies or products with ours;

  . failure to achieve targeted synergies;

  . unanticipated costs and liabilities;

  . diversion of management's attention from our core business;

  . adverse effects on our existing business relationships with suppliers and customers or those of the acquired organization;

  . difficulties entering markets in which we have no or limited prior experience; and

  . potential loss of key employees, particularly those of the acquired organizations.

The price of our common stock and therefore the price of our notes may fluctuate significantly, which may result in losses for investors.

   The market price for our common stock has been and may continue to be volatile. For example, during the 52-week period ended October 31, 2000, the sales prices of our common stock as reported on the Nasdaq National Market ranged from a high of $156.75 to a low of $40.20. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

  . actual or anticipated variations in our quarterly operating results;

  . announcements of technological innovations or new products or services by us or our competitors;

  . announcements relating to strategic relationships or acquisitions;

  . changes in financial estimates or other statements by securities analysts;

  . changes in general economic conditions;

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  . conditions or trends affecting the software industry and the Internet;
    and

  . changes in the economic performance and/or market valuations of other software and high-technology companies.

   Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price and therefore the price of our notes could decline as a result.

   In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of software or Internet software companies could depress our stock price regardless of our operating results.

If we fail to adequately protect our proprietary rights and intellectual property, we may lose a valuable asset, experience reduced revenues and incur costly litigation to protect our rights.

   We rely on a combination of patents, copyrights, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed programs may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent that we increase our international activities, our exposure to unauthorized copying and use of our products and proprietary information will increase.

   In many cases, we enter into confidentiality or license agreements with our employees and consultants and with the customers and corporations with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

   Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation like this, whether successful or unsuccessful, could result in substantial costs and diversions of our management resources, either of which could seriously harm our business.

Third parties could assert that our products and services infringe their intellectual property rights, which could expose us to litigation that, with or without merit, could be costly to defend.

   We may from time to time be subject to claims of infringement of other parties' proprietary rights. We could incur substantial costs in defending ourselves and our customers against these claims. Parties making these claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to sell our products in the United States and abroad and could result in an award of substantial damages against us. In the event of a claim of infringement, we may be required to obtain licenses from third parties, develop alternative technology or to alter our products or processes or cease activities that infringe the intellectual property rights of third parties. If we are required to obtain licenses, we cannot be sure that we will be able to do so at a commercially reasonable cost, or at all. Defense of any lawsuit or failure to obtain required licenses could delay shipment of our products and increase our costs. In addition, any such lawsuit could result in our incurring significant costs or the diversion of the attention of our management.

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Defects in our products may subject us to product liability claims and make it more difficult for us to achieve market acceptance for these products, which could harm our operating results.

   Our products may contain errors or "bugs" that may be detected at any point in the life of the product. Any future product defects discovered after shipment of our products could result in loss of revenues and a delay in the market acceptance of these products that could adversely impact our future operating results.

   In selling our products, we frequently rely on "shrink wrap" or "click wrap" licenses that are not signed by licensees. Under the laws of various jurisdictions, the provisions in these licenses limiting our exposure to potential product liability claims may be unenforceable. We currently carry errors and omissions insurance against such claims, however, we cannot assure you that this insurance will continue to be available on commercially reasonable terms, or at all, or that this insurance will provide us with adequate protection against product liability and other claims. In the event of a products liability claim, we may be found liable and required to pay damages which would seriously harm our business.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company, including an acquisition that would be beneficial to our stockholders.

   Our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present plans to issue shares of preferred stock. Furthermore, certain provisions of our Certificate of Incorporation and of Delaware law may have the effect of delaying or preventing changes in our control or management, which could adversely affect the market price of our common stock.

Substantial leverage and debt service obligations may adversely affect our cash flow.

   In July 2000, we completed an offering of convertible subordinated notes with a principal amount of $500 million. We now have a substantial amount of outstanding indebtedness, primarily the notes. There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of the notes when due.

   Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures; and

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

The notes rank below our future senior debt, and we may be unable to repay our obligations under the notes.

   The notes are unsecured and subordinated in right of payment to all of our future senior debt. Because the notes are subordinate to our senior debt, if we experience:

  . a bankruptcy, liquidation or reorganization;

  . an acceleration of the notes due to an event of default under the indenture; or

  . other specified events;

we will be permitted to make payments on the notes only after we have satisfied all of our senior debt obligations. Therefore, we may not have sufficient assets remaining to pay amounts due on any or all of the notes. In addition, the notes effectively are subordinate to all liabilities, including trade payables, of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Consequently, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

   The notes are our obligations exclusively. The indenture for the notes does not limit our ability, or that of any of our presently existing or future subsidiaries, to incur senior debt, other indebtedness and other liabilities. We may have difficulty paying what we owe under the notes if we, or any of our subsidiaries, incur additional indebtedness or other liabilities. As of September 30, 2000, we had no senior debt outstanding, and our subsidiaries had approximately $41.8 million of outstanding liabilities, excluding intercompany liabilities. From time to time we and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the notes.

We may be unable to repay or repurchase the notes.

   At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if we experience a change in control, as defined in the section "Description of the Notes--Repurchase at Option of Holders Upon a Change in Control," each holder of the notes may require us to repurchase all or a portion of that holder's notes. At maturity or if a change in control occurs, we may not have sufficient funds or may be unable to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we meet certain conditions, to pay the repurchase price with shares of common stock. Any future borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repayments or repurchases of the notes. If the maturity date or change in control occurs at a time when our other arrangements prohibit us from repaying or repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the notes. In that case, our failure to repurchase any tendered notes or repay the notes due upon maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our senior debt. As a result, in those circumstances, the subordination provisions of the indenture would, absent a waiver, prohibit any repayment or repurchase of the notes until we pay the senior debt in full.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                                                 Nine Month
                                                                   Ended
                              Fiscal Year Ended December 31,   September 30,
                             --------------------------------- --------------
                             1995   1996   1997   1998   1999   1999    2000
                             ------------ ------ ------ ------ ------- ------
                                                                (unaudited)
   Ratio of earnings to
    fixed charges...........   --   17.0x  17.3x  38.5x  46.0x   41.1x   7.6x

   For the purposes of computing the ratio of fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $4,281,000 for the year ended December 31, 1995.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

  . our annual report on Form 10-K for the fiscal year ended December 31, 1999;

  . our quarterly report on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

  . our current reports on Form 8-K filed January 19, 2000 and July 3, 2000;

  . our definitive proxy statement filed in connection with our 2000 Annual
    Meeting of Stockholders;

  . the description of our common stock contained in our registration statement on Form 8-A filed September 9, 1993, including any amendments or reports filed for the purpose of updating such descriptions;

  . the description of our preferred stock purchase rights, contained in our registration statement on Form 8-A filed on July 8, 1996, including any amendments or reports filed for the purpose of updating such description; and

  . all other information that we file with the SEC pursuant to Sections
    13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

   Director of Investor Relations
   Mercury Interactive Corporation
   1325 Borregas Avenue
   Sunnyvale, CA 94089
   (408) 822-5200

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the notes or common stock by the selling holders.

                                SELLING HOLDERS

   The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

   The following table sets forth information, as of November 15, 2000, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based solely on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling holder named in the table below beneficially owns one percent or more of our common stock assuming conversion of a selling holder's notes, except for Deutsche Bank Securities Inc., which holds 1.5% of our common stock assuming conversion of its notes.

                              Principal                               Common
                              Amount of                                Stock
                                Notes         Common                Owned After
                             Beneficially  Stock Owned     Common   Completion
                              Owned and    Prior to the    Stock      of the
 Name of Beneficial Owner      Offered    Offering(1)(2) Offered(2)  Offering
 ------------------------    ------------ -------------- ---------- -----------
1976 Distribution Trust FBO
 A. R. Lauder/Zinterhofer..   $   12,000         107          107        --


1976 Distribution Trust FBO
 Jane A. Lauder............       13,000         116          116        --


AIG/National Union Fire
 Insurance.................      800,000       7,191        7,191        --


Alexandra Global Investment
 Fund 1 Ltd................    3,700,000      33,258       33,258        --


Allstate Insurance
 Company...................    2,000,000      25,077       17,977      7,100(3)


Arapahoe County, Colorado..       45,000         404          404        --


Argent Classic Convertible
 Arbitrage Fund (Bermuda)
 L.P.......................    2,000,000      17,977       17,977        --


Ariston Internet
 Convertible Fund..........       25,000         224          224        --


Aspen Global Technology....    1,790,000      36,349       16,089     20,260


Associated Electric & Gas
 Insurance Services
 Limited...................      600,000       5,393        5,393        --


AST Janus Midcap Growth....      280,000       2,516        2,516        --


Attorney's Title Insurance
 Fund Inc..................      200,000       1,797        1,797        --


Bank Austria Cayman
 Islands, Ltd..............    6,870,000      61,753       61,753        --


BankAmerica Pension Plan...    3,000,000      26,966       26,966        --


Bear, Stearns, & Co. Inc...    1,750,000      15,730       15,730        --

                              Principal                               Common
                              Amount of                                Stock
                                Notes         Common                Owned After
                             Beneficially  Stock Owned     Common   Completion
                              Owned and    Prior to the    Stock      of the
 Name of Beneficial Owner      Offered    Offering(1)(2) Offered(2)  Offering
 ------------------------    ------------ -------------- ---------- -----------


Boulder II Limited.........  $  8,500,000      76,404       76,404      --


BP Amoco Corporation Master
 Trust for Employee Pension
 Plans.....................     5,000,000      44,944       44,944      --


British Virgin Islands
 Social Security Board.....        34,000         305          305      --


Christian Science Trustees
 for Gifts & Endowments....       205,000       1,842        1,842      --


Chrysler Corporation Master
 Retirement Trust..........     1,435,000      12,898       12,898      --


CIBC World Markets.........     2,500,000      22,472       22,472      --

City University of New
 York......................       107,000         961          961      --


Conseco Fund Group--
 Convertible Securities
 Fund......................       350,000       3,146        3,146      --


Conseco Health Insurance
 Company--Convertible......       150,000       1,348        1,348      --


Conseco Senior Health
 Insurance Company--
 Convertible...............       150,000       1,348        1,348      --


Conseco Variable Insurance
 Company--Convertible......       100,000         898          898      --


Continental Assurance
 Company on Behalf of its
 Separate Account (E)......     4,150,000      37,303       37,303      --


Cova Bond Debenture Fund...       350,000       3,146        3,146      --


David Lipscomb University
 General Endowment.........       110,000         988          988      --


Delaware Group Dividend and
 Income Fund, Inc..........       550,000       4,943        4,943      --


Delaware Group Global
 Dividend and Income Fund,
 Inc.......................       275,000       2,471        2,471      --


Delaware Group Premium
 Fund-Convertible
 Securities Series.........       175,000       1,573        1,573      --


Delphi Foundation..........        36,000         323          323      --


Delta Air Lines Master
 Trust.....................       670,000       6,022        6,022      --


Deutsche Bank Securities...   117,446,000   1,055,698    1,055,698      --


Dynamic Growth Trust.......       520,000       4,674        4,674      --


ELC Investments............     5,000,000      44,944       44,944      --


Elf Aquitaine..............       200,000       1,797        1,797      --


EQAT Alliance Growth &
 Income....................     5,650,000      50,786       50,786      --


EQAT Alliance Growth
 Investors.................     2,490,000      22,382       22,382      --


Equitable Life Assurance
 Separate Account
 Convertibles..............     3,265,000      29,348       29,348      --


First Republic Bank........       100,000         898          898      --


First Union International
 Capital Markets Inc.......    22,240,000     199,910      199,910      --


First Union National Bank..    28,215,000     253,618      253,618      --


First Union Risk Management
 Inc.......................     5,975,000      53,708       53,708      --

                               Principal                               Common
                               Amount of                                Stock
                                 Notes         Common                Owned After
                              Beneficially  Stock Owned     Common   Completion
                               Owned and    Prior to the    Stock      of the
  Name of Beneficial Owner      Offered    Offering(1)(2) Offered(2)  Offering
  ------------------------    ------------ -------------- ---------- -----------
Fuji U.S. Income Open.......  $   350,000       3,146        3,146         --


General Motors Employees
 Global Group Pension
 Trust......................    4,194,000      37,699       37,699         --


General Motors Foundation...      306,000       2,750        2,750         --


General Motors Welfare
 Benefit Trust (L-T Veba)...    2,000,000      17,977       17,977         --


General Motors Welfare
 Benefit Trust (S-T Veba)...    2,000,000      17,977       17,977         --


Grady Hospital Foundation...       96,000         862          862         --


Granville Capital
 Corporation................   16,500,000     148,315      148,315         --


Highbridge International
 LLC........................   37,500,000     337,080      337,080         --


HT Insight Convertible
 Securities Fund............      500,000       4,494        4,494         --


Independence Blue Cross.....       93,000         835          835         --


Island Holdings.............       50,000         449          449         --


J.P. Morgan Securities......   13,500,000     121,348      121,348         --


Janus Global Technology.....   35,830,000     422,068      322,068     100,000


Jersey, Ima.................      315,000       2,831        2,831         --


JMG Capital Partners, LP....    1,750,000      48,555       15,730      32,825


JWF Global Technology.......    2,510,000      22,561       22,561         --


Kentfield Trading, Ltd......   12,089,000     108,665      108,665         --


Key Asset Management Inc. as
 Agent for the Victory
 Convertible Securities
 Fund.......................    1,000,000       8,988        8,988         --


LibertyView Funds L.P.......      935,000       8,404        8,404         --


Lipper Convertibles Series
 II, L.P....................    2,000,000      17,977       17,977         --


Lipper Convertibles, L.P....   12,750,000     114,607      114,607         --


Lipper Offshore
 Convertibles, L.P..........    2,650,000      23,820       23,820         --


Lipper Offshore
 Convertibles, L.P. #2......    2,000,000      17,977       17,977         --


Local Initiatives Support
 Corporation................       43,000         386          386         --


Lord Abbett Bond Debenture
 Fund.......................    1,800,000      16,179       16,179         --


Mainstay Convertible Fund...      500,000       4,494        4,494         --


Mainstay VP Convertible
 Portfolio..................    1,000,000       8,988        8,988         --


Memphis Light, Gas & Water
 Retirement System..........    1,865,000      16,764       16,764         --


Merrill Lynch Insurance
 Group......................      228,000       2,049        2,049         --


Morgan Stanley & Co.........   10,000,000      89,888       89,888         --


Morgan Stanley Dean Witter
 Convertible Securities
 Trust......................    1,425,000      12,809       12,809         --

                              Principal                               Common
                              Amount of                                Stock
                                Notes         Common                Owned After
                             Beneficially  Stock Owned     Common   Completion
                              Owned and    Prior to the    Stock      of the
 Name of Beneficial Owner      Offered    Offering(1)(2) Offered(2)  Offering
 ------------------------    ------------ -------------- ---------- -----------
Motion Picture Industry
 Health Plan--Active Member
 Fund......................  $    170,000      1,528        1,528        --


Motion Picture Industry
 Health Plan--Retiree
 Member Fund...............        85,000        764          764        --


Motors Insurance
 Corporation...............     1,464,000     13,159       13,159        --


MSD Portfolio L.P.--
 Investments...............    20,280,000    182,292      182,292        --


Museum of Fine Arts,
 Boston....................        43,000        386          386        --


Nabisco Holdings...........        26,000        233          233        --


Nalco Chemical Company.....       300,000      2,696        2,696        --


New Orleans Firefighters
 Pension/Relief Fund.......       101,000        907          907        --


New York Life Insurance
 Company...................    14,800,000    133,034      133,034        --


New York Life Insurance and
 Annuity Corporation.......     1,250,000     11,236       11,236        --


Nomural Janus Global
 Technology................     2,870,000     46,837       25,797     21,040


Northern Income Equity
 Fund......................     2,000,000     17,977       17,977        --


Occidental Petroleum
 Corporation...............       171,000      1,537        1,537        --


OCM Convertible Trust......       460,000      4,134        4,134        --


Ohio Bureau of Workers
 Compensation..............       119,000      1,069        1,069        --


Onex Industrial Partners
 Limited...................     4,900,000     44,045       44,045        --


Oppenheimer Convertible
 Securities Fund...........     5,000,000     44,944       44,944        --


Oxford, Lord Abbett & Co...     1,300,000     11,685       11,685        --


Pacific Life Insurance
 Company...................       500,000      4,494       44,944        --


Parker-Hannifin
 Corporation...............        74,000        665          665        --


Partner Reinsurance Company
 Ltd.......................       355,000      3,191        3,191        --


Pebble Capital Inc.........     1,850,000     16,629       16,629        --


Peoples Benefit Life
 Insurance Company
 (Teamsters Separate
 Account)..................     5,000,000     44,944       44,944        --


Pimco Convertible Fund.....     1,800,000     16,179       16,179        --


ProMutual..................       157,000      1,411        1,411        --


Putnam Asset Allocation
 Funds--Balanced
 Portfolio.................       304,000      2,732        2,732        --


Putnam Asset Allocation
 Funds--Conservative
 Portfolio.................       187,000      1,680        1,680        --


Putnam Convertible Income--
 Growth Trust..............     1,500,000     13,483       13,483        --


Putnam Convertible
 Opportunities and Income
 Trust.....................       110,000        988          988        --

                              Principal                               Common
                              Amount of                                Stock
                                Notes         Common                Owned After
                             Beneficially  Stock Owned     Common   Completion
                              Owned and    Prior to the    Stock      of the
 Name of Beneficial Owner      Offered    Offering(1)(2) Offered(2)  Offering
 ------------------------    ------------ -------------- ---------- -----------
Ramius Capital Group
 Holdings, Ltd.............   $1,180,000      10,606       10,606         --


Raytheon Master Pension
 Trust.....................      350,000       3,146        3,146         --


RCG Latitude Master Fund,
 Ltd.......................      200,000       1,797        1,797         --


RJR Reynolds...............       45,000         404          404         --


Robertson Stephens.........   15,000,000     134,832      134,832         --


RT Partners LP.............    2,500,000     322,472       22,472     300,000


SG Cowen Securities........    2,000,000      17,977       17,977         --


Shell Pension Trust........      244,000       2,193        2,193         --


Silvercreek Limited
 Partnership...............    4,250,000      38,202       38,202         --


Southern Farm Bureau Life
 Insurance.................      500,000       4,494        4,494         --


Starvest Combined
 Portfolio.................    1,000,000       8,988        8,988         --


Starvest Managed
 Portfolio.................       50,000         449          449         --


State Employees' Retirement
 Fund of the State of
 Delaware..................      730,000       6,561        6,561         --


State of Connecticut
 Combined Investment
 Funds.....................    1,990,000      17,887       17,887         --


State of Maryland
 Retirement Agency.........    2,369,000      21,294       21,294         --


TCW Group, Inc.............   12,965,000     116,539      116,539         --


The Class 1C Company Ltd...    1,500,000      13,483       13,483         --


The Frist Foundation.......      515,000       4,629        4,629         --


The Grable Foundation......       90,000         808          808         --


The John Henry Mennen GST..      110,000         988          988         --


UBKAM Arbitrage Fund.......    1,000,000       8,988        8,988         --


UBS AG, London Branch......   11,000,000      98,876       98,876         --


University of Rochester....       40,000         359          359         --


Vanguard Convertible
 Securities Fund, Inc......    1,605,000      14,427       14,427         --


White River Securities
 L.L.C.....................    1,750,000      15,730       15,730         --


Zurich HFR Master Hedge
 Fund Index Ltd............      100,000         898          898         --

--------
(1) Includes common stock into which the notes are convertible.

(2) Assumes a conversion rate of 8.9888 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

(3) Inclues 500 shares held by Allstate Life Insurance Company, a subsidiary of Allstate Insurance Company.

   None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years except that Goldman, Sacho & Co., Chase Securities Inc. and Deutsche Bank Securitities Inc., were the initial purchasers in connection with the offer and sale of the notes in July 1999. The selling holders purchased all of the notes from us in private transactions on July 3, 2000 and July 10, 2000. All of the notes were "restricted securities" under the Securities Act prior to this registration.

   Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

   The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

  . in the over-the-counter market;

  . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  . through the writing of options, whether the options are listed on an options exchange or otherwise; or

  . through the settlement of short sales.

   In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

   Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

   In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

   In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

   To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and Mercury and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                              DESCRIPTION OF NOTES

   We issued the notes under a document called the "Indenture." The Indenture is a contract between us and State Street Bank and Trust Company of California, N.A., as Trustee. The Indenture and the notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes and the Indenture. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Indenture, including definitions of certain terms used in the Indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning of only the more important terms. Wherever we refer to particular defined terms, those defined terms are incorporated by reference here. In this section, references to "Mercury," "we," "our" or "us" refer solely to Mercury Interactive Corporation and not our subsidiaries.

General

   The notes are general, unsecured obligations of Mercury. The notes are subordinated, which means that they rank behind certain of our indebtedness as described below. The notes are limited to $500,000,000 aggregate principal amount. We are required to repay the principal amount of the notes in full on July 1, 2007. The notes bear interest at the rate of 4.75% per year. We will pay interest on the notes on January 1 and July 1 of each year, commencing on January 1, 2001. Interest payable per $1,000 principal amount of notes for the period from July 3, 2000 to January 1, 2001 will be $23.4861.

   A holder of notes may convert the notes into shares of our common stock initially at the conversion rate of 8.9888 shares per $1,000 in principal amount of the notes at any time before the close of business on July 1, 2007, unless the notes have been previously redeemed or repurchased. The conversion rate may be adjusted as described below.

   We may redeem the notes at our option at any time on or after July 1, 2003, in whole or in part, at the redemption prices set forth below under "--Optional Redemption by Mercury," plus accrued and unpaid interest to the redemption date. If there is a Change in Control of Mercury, a holder of notes may have the right to require us to repurchase its notes as described below under "-- Repurchase at Option of Holders Upon a Change in Control."

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

   The notes are issued:

  . only in fully registered form;

  . without interest coupons; and

  . in denominations of $1,000 and greater multiples.

   The notes are evidenced by one or more global notes which were deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., which we refer to as Cede, as nominee of DTC. The global note and any notes issued in exchange for the global note are subject to restrictions on transfer and will bear legends regarding those restrictions. Except as described below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

  . DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

  . an Event of Default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

   DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

  . a holder of notes cannot get notes registered in its name if they are represented by the global note;

  . a holder of notes cannot receive certificated (physical) notes in exchange for its beneficial interest in the global notes;

  . a holder of notes will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

  . all payments on the global note will be made to DTC or its nominee.

   The laws of some jurisdictions require that certain kinds of purchasers, for example, certain insurance companies, can only own securities in definitive (certificated) form. These laws may limit the ability of a holder of notes to transfer its beneficial interests in the global note to these types of purchasers.

   Only institutions, such as securities brokers or dealers, which are refered to as participants, that have accounts with the DTC or its nominee, and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC for their participants' interests, and the records kept by those participants for interests of persons held by participants on their behalf.

   Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse, or next-day, funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

   We will make cash payments of interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of Liquidated Damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

   We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

   We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

   We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

   DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

   DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the Trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note, and we and the Trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

   A holder of notes may, at its option, convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased, at a conversion rate of 8.9888 shares of common stock per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of approximately $111.25. The right of a holder of notes to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

   A holder of notes may convert all or part of any note by delivering the note at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained by the Trustee. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered.

   As promptly as practicable on or after the conversion date, we will issue and deliver to the Trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the Trustee to the conversion agent for delivery to the Holder. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

   If a holder of notes surrenders a note for conversion on a date that is not an Interest Payment Date, the holder will not be entitled to receive any interest for the period from the next preceding Interest Payment Date to the conversion date, except as described below in this paragraph. Any note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date, except notes or portions of notes called for redemption on a redemption date or to be repurchased on a repurchase date for which the right to convert would terminate during this period, must be accompanied by payment of an amount equal to the interest payable on that Interest Payment Date on the principal amount of notes being surrendered for conversion. In the case of any note which has been converted after any Regular Record Date but before the next succeeding Interest Payment Date, interest payable on that Interest Payment Date shall be payable on that Interest Payment Date notwithstanding the conversion, and the interest shall be paid to the holder of the note on the Regular Record Date.

   No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the market price of our common stock at the close of business on the conversion date.

   A holder of notes will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than that of the holder. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

   The conversion rate will be subject to adjustment for, among other things:

  . dividends, and other distributions, payable in our common stock on shares of our capital stock,

  . the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then Current Market Price of such common stock, determined as provided in the Indenture, as of the record date for stockholders entitled to receive these rights, options or warrants,

  . subdivisions, combinations and reclassifications of our common stock,

  . distributions to all holders of our common stock of evidences of indebtedness of Mercury, shares of capital stock, cash or assets, including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations discussed below,

  . distributions consisting exclusively of cash, excluding any cash portion of distributions referred to in the immediately preceding clause or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies, to all holders of our common stock in an aggregate amount that, combined together with (1) other such all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the Current Market Price per share of the common stock on the record date for such distribution and the number of shares of common stock then outstanding, and

  . the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with (1) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of such tender offer in respect of which no adjustment has been made and (2) the aggregate amount of any such all-cash distributions referred to in the immediately preceding clause above to all holders of our common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

   We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

   In case of any consolidation or merger of Mercury with or into another entity or any merger of another entity into Mercury, other than a merger which does not result in any reclassification, conversion, exchange or cancellation of our common stock, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer.

   We may increase the conversion rate for any period of at least 20 days, upon at least 15 days' notice, if our Board of Directors determines that the increase would be in our best interest. The Board of Directors' determination in this regard will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change In Control as defined below.

   If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets of Mercury, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes.

Subordination

   The notes are subordinated and, as a result, the payment of the principal, any premium and interest, including Liquidated Damages, on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full, in cash or other payment satisfactory to holders of Senior Debt, of all of our Senior Debt. The notes are also effectively subordinated to any debt or other liabilities of our subsidiaries. On September 30, 2000 we had no outstanding Senior Debt and the aggregate amount of liabilities of our subsidiaries was $41.8 million, excluding intercompany liabilities.

   "Senior Debt" is defined in the Indenture to mean: the principal of, premium, if any, and interest on, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:

  . our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other written obligation;

  . all of our obligations for money borrowed;

  . all of our obligations evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind;

  . our obligations (1) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or (2) as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes;

  . all of our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

  . all of our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including reimbursement obligations with respect to the foregoing;

  . all of our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

  . all obligations of the type referred to in the above clauses of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

  . renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

   Senior Debt will not include the notes or any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not superior in right of payment to the notes.

   We may not make any payment on account of principal, premium or interest, including Liquidated Damages, if any, on the notes, or redemption or repurchase of the notes, if either of the following occurs:

  . we default in our obligations to pay principal, premium, interest or other amounts on our Senior Debt, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that we may have to make those payments; or

  . any other default occurs and is continuing on any Designated Senior Debt and (1) the default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the Trustee has received a notice, which is referred to as a Payment Blockage Notice, of the default from Mercury, the holder of such debt or such other person permitted to give such notice under the Indenture.

   If payments of the notes have been blocked by a payment default on Senior Debt, payments on the notes may resume when the payment default has been cured or waived or ceases to exist. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (1) the date the nonpayment default is cured or waived or ceases to exist or (2) 179 days after the Payment Blockage Notice is received.

   No nonpayment default that existed on the day a Payment Blockage Notice was delivered to the Trustee can be used as the basis for any subsequent Payment Blockage Notice. In addition, once a holder of Designated Senior Debt has blocked payment on the notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced pursuant to a subsequent Payment Blockage Notice until both of the following are satisfied:

  . 365 days have elapsed since the effectiveness of the immediately prior
    Payment Blockage Notice; and

  . all scheduled payments of principal, any premium and interest with respect to the notes that have come due have been paid in full in cash.

   "Designated Senior Debt" means our obligations under any particular Senior Debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be "Designated Senior Debt" for purposes of the Indenture. The instrument, agreement or other document evidencing any Designated Senior Debt may place limitations and conditions on the right of the Senior Debt to exercise the rights of Designated Senior Debt.

   In addition, upon any acceleration of the principal due on the notes as a result of an Event of Default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest and other amounts due on all Senior Debt must be paid in full before a holder of notes is entitled to receive any payment. By reason of such subordination, in the event of insolvency, our creditors who are holders of Senior Debt are likely to recover more, ratably, than a holder of notes is, and a holder of notes will likely experience a reduction or elimination of payments on the notes.

   In addition, the notes will be "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because any right of Mercury to receive any assets of our subsidiaries upon their liquidation or reorganization, and the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that Mercury itself is recognized as a creditor of such subsidiary, in which case the claims of Mercury would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Mercury.

   The Indenture does not limit our ability to incur Senior Debt or our ability or the ability of our subsidiaries to incur any other indebtedness.

Optional Redemption by Mercury

   On or after July 1, 2003 we may redeem the notes, in whole or in part, at the prices set forth below. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60 days notice to the holders of notes.

   The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on July 1 of the following years:

                                                                      Redemption
   Year                                                                 Price
   ----                                                               ----------
   2003..............................................................  102.714%
   2004..............................................................  102.036%
   2005..............................................................  101.357%
   2006..............................................................  100.679%

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption.

   No sinking fund is provided for the notes, which means that the Indenture does not require us to redeem or retire the notes periodically.

   We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the Initial Purchasers, be re-issued or resold or may, at our option, be surrendered to the Trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

Payment and Conversion

   We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in The City of New York. If a holder of notes holds registered notes with a face value greater than $2,000,000, at the request of the holder we will make payments of principal or interest to the holder by wire transfer to an account maintained by the holder at a bank in The City of New York. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on the June 15 or the December 15 (whether or not a business day) immediately preceding the relevant Interest Payment Date, which is referred to as a Regular Record Date. If a holder of notes holds registered notes with a face value in excess of $2,000,000 and the holder would like to receive payments by wire transfer, the holder will be required to provide the Trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

   Payments on any global note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any of our agents or the Trustee's agents has or will have any responsibility or liability for (1) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note, or
(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

   We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

   Notes may be surrendered for conversion at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion Rights."

   We have initially appointed the Trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the Indenture, the Trustee will maintain an office or agency in the Borough of Manhattan, The City of New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "--Notices" below.

   All moneys deposited with the Trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and a holder of notes will then look only to us for payment.

Repurchase at Option of Holders Upon a Change in Control

   If a Change in Control as defined below occurs, a holder of notes will have the right, at its option, to require us to repurchase all of its notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

   At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing prices of the our common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the Indenture.

   Within 30 days after the occurrence of a Change in Control, we are obligated to give to the holders of notes notice of the Change in Control and of the repurchase right arising as a result of the Change of Control. We must also deliver a copy of this notice to the Trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of our notice irrevocable written notice to the Trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

   A Change in Control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

     (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

     (2) we merge or consolidate with or into any other person, any merger of another person into us, or we convey, sell, transfer or lease all or substantially all of our assets to another Person, other than (a) any such transaction (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and
  (ii) pursuant to which the holders of our common stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction and (b) any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock.

   However, a Change in Control will not be deemed to have occurred if either
(A) the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days or (B) all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a Change of Control under clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible into such common stock.

   For purposes of these provisions:

  . the conversion price is equal to $1,000 divided by the conversion rate;

  . whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Securities Exchange Act; and

  . ""person'' includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act.

   Rule 13e-4 under the Securities Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to the holders of notes. We will comply with this rule to the extent it applies at that time.

   The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

   The foregoing provisions would not necessarily provide the holders of notes with protection if we are involved in a highly leveraged or other transaction that may adversely affect the holders.

   Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control could result in an event of default under our Senior Debt. Moreover, a Change in Control could cause an event of default under, or be prohibited or limited by, the terms of our Senior Debt. As a result, unless we were to obtain a waiver, a repurchase of the notes in cash could be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure the holders of notes that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a Change in Control, an Event of Default under the Indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under our Senior Debt. See "--Subordination."

Mergers and Sales of Assets

   We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us unless:

  . the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the Indenture, and

  . immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing.

Events of Default

   The following will be Events of Default under the Indenture:

  . we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the Indenture;

  . we fail to pay any interest, including any Liquidated Damages, on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the Indenture;

  . we fail to provide notice of a Change in Control, whether or not such notice is prohibited by the subordination provisions of the Indenture;

  . we fail to perform any other covenant in the Indenture, which failure continues for 60 days after written notice as provided in the Indenture;

  . any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our significant subsidiaries in an aggregate principal amount in excess of $10,000,000 is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the Indenture; and

  . certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.

   Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the Trustee. Subject to providing indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

   If an Event of Default other than an Event of Default arising from events of insolvency, bankruptcy or reorganization with respect to Mercury occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes may, subject to the subordination provisions of the Indenture, accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. If an Event of Default arising from events of insolvency, bankruptcy or reorganization with respect to Mercury occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the Trustee. For information as to waiver of defaults, see "--Meetings, Modification and Waiver."

   A holder of notes will not have any right to institute any proceeding with respect to the Indenture, or for any remedy under the Indenture, unless the holder gives the Trustee written notice of a continuing Event of Default and the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the Trustee to institute proceedings, and the Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes direction inconsistent with the written request and shall have failed to institute such proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of notes for the enforcement of payment of the principal of, premium, if any, or interest, including Liquidated Damages, on the holder's note on or after the respective due dates expressed in its note or the holder's right to convert its note in accordance with the Indenture.

   We will be required to furnish to the Trustee annually a statement as to our performance of certain of our obligations under the Indenture and as to any default in such performance.

Meetings, Modification and Waiver

   The Indenture contains provision for convening meetings of the holders of notes to consider matters affecting their interests.

   Certain limited modifications of the Indenture may be made without the necessity of obtaining the consent of the holders of the notes. Other modifications and amendments of the Indenture may be made, and certain past defaults by us may be waived, either

  . with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding or

  . by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at such meeting.

   The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

   However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  . change the stated maturity of the principal or interest of a note;

  . reduce the principal amount of, or any premium or interest on, any note;

  . reduce the amount payable upon a redemption or mandatory repurchase;

  . modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

  . change the place or currency of payment on a note;

  . impair the right to institute suit for the enforcement of any payment on any note;

  . modify our obligation to maintain an office or agency in New York City;

  . modify the subordination provisions in a manner that is adverse to the holders of the notes;

  . adversely affect the right to convert the notes;

  . modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Securities Exchange Act;

  . reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the Indenture;

  . reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; or

  . reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

   The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by us with certain restrictive provisions of the Indenture by written consent. Holders of at least 66 2/3% of the principal amount of notes attending a meeting may also waive compliance by us with certain restrictive provisions of the Indenture by the adoption of a resolution at the meeting if a quorum of holders are present and certain other conditions are met. The holders of a majority in aggregate principal amount of the outstanding notes also may waive by written consent any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.

Registration Rights

   The registration statement of which this prospectus forms a part has been filed under the terms of a Registration Rights Agreement, which we entered into with the Initial Purchasers of the notes. In the Registration Rights Agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, which are referred to together as the Registrable Securities, that we would, at our expense:

  . file with the SEC, within 90 days after the date the notes were originally issued, a shelf registration statement covering resales of the Registrable Securities;

  . use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes were originally issued, subject to our right to postpone having the shelf registration statement declared effective for an additional 90 days in limited circumstances; and

  . use our reasonable efforts to keep effective the shelf registration statement until two years after the date the notes are issued or, if earlier, until there are no outstanding Registrable Securities, which is referred to as the Effectiveness Period.

   We will be permitted to suspend the use of this prospectus, which is part of the shelf registration statement, in connection with the sales of Registrable Securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of this prospectus may not, however, exceed a total of 45 days in any 90 day period or a total of 90 days in any 12-month period. Following the effectiveness of the registration statement of which this prospectus forms a part, we will provide to each holder of Registrable Securities copies of this prospectus, notify each holder that the shelf registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.

   We may, upon written notice to all the holders of notes, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest, which is referred to as Liquidated Damages, will accrue on the notes if either of the following events, which are referred to as Registration Defaults, occurs:

  . on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

  . on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

   In that case, Liquidated Damages will accrue on the notes from and including the day following the Registration Default to but excluding the day on which the Registration Default has been cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which the Liquidated Damages began to accrue.

   The rates at which Liquidated Damages will accrue will be as follows:

  . 0.25% of the principal amount per annum to and including the 90th day after the Registration Default; and

  . 0.5% of the principal amount per annum from and after the 91st day after the Registration Default.

   In addition, the interest rate on the notes will be increased if:

  . the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 45 days, whether or not consecutive; or

  . the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

   In either event, the interest rate on the notes will increase by an additional 0.50% per annum from the 46th day of the 90-day period or the 91st day of the 12-month period. The increased rate will continue until the earlier of the following:

  . the time the shelf registration statement again becomes effective or the holders of Registrable Securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

  . the date the Effectiveness Period expires.

   A holder who elects to sell any Registrable Securities pursuant to the shelf registration statement of which this prospectus forms a part is required to be named as a selling security holder in this prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and is bound by the provisions of the Registration Rights Agreement that apply to a holder making such an election, including certain indemnification provisions.

   No holder of Registrable Securities is entitled to be named as a selling security holder in this prospectus and no holder of Registrable Securities is entitled to use this prospectus for offers and resales of Registrable Securities at any time, unless such holder has returned a completed and signed Notice and Questionnaire to us.

   Beneficial owners of Registrable Securities who have not returned a Notice and Questionnaire may receive Notice and Questionnaire from us upon request. Following our receipt of a completed and signed Notice and Questionnaire, we will include the Registrable Securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the Registration Rights Agreement.

   We agreed in the Registration Rights Agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on the Nasdaq National Market. However, if the common stock is not then quoted on the Nasdaq National Market, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, upon effectiveness of the shelf registration statement.

   This summary of certain provisions of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

Notices

   Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

   Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Replacement of Notes

   We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the Trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

   We have paid all stamp and other duties, if any, which may have been imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. We were not required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

   The Indenture and the notes are governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

   If an Event of Default occurs and is continuing, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                          DESCRIPTION OF CAPITAL STOCK

   We are authorized to issue up to 240,000,000 shares of common stock, par value $.002 per share, and 5,000,000 shares of preferred stock, par value $.002 per share.

Common Stock

   As of October 31, 2000, there were 80,891,684 shares of our common stock outstanding that were held of record by approximately 40,500 stockholders.

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

   Our Certificate of Incorporation authorizes our Board of Directors to issue up to 5,000,000 shares of preferred stock without any vote or action by our stockholders. Our Board of Directors may issue preferred stock in one or more series and determine the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms, the designation of, and the number of shares constituting each series. The preferred stock that can be authorized by our Board of Directors could have preference over our common stock with respect to dividends and other distributions and upon our liquidation. In addition, the voting power of our outstanding common stock may become diluted in the event that the board of directors issues preferred stock with voting rights.

   In connection with our Shareholder Rights Plan, described below, our Board of Directors has designated and reserved for issuance a series of 50,000 shares of Series A Participating Preferred Stock, par value $.002 per share. We may issue these shares of preferred stock under certain circumstances if, as discussed below, the rights distributed to our stockholders pursuant to the Shareholder Rights Plan become exercisable. We have no present plans to issue, or reserve for issuance, any other series of preferred stock.

Shareholder Rights Plan

   We adopted a Shareholder Rights Plan on July 5, 1996, which was amended on March 31, 1999 and on May 19, 2000. In connection with the Shareholder Rights Plan, our Board of Directors declared and paid a dividend of one preferred share purchase right for each share of our common stock outstanding on July 15, 1996. Each right entitles the holder, under certain circumstances, to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock, par value $.002 per share, at an exercise price of $463.00 per one one-thousandth of a share of Series A Participating Preferred Stock.

   Initially, the rights are attached to outstanding certificates representing our common stock, and no separate certificates representing the rights are distributed. The rights will separate from our common stock, be represented by separate certificates and will become exercisable upon the earlier of:

  . ten business days following a public announcement that a person or group has acquired or has obtained the right to acquire 15% or more of our outstanding common stock; or

  . ten business days after someone commences or announces they intend to commence a tender offer or exchange offer for 15% or more of our outstanding common stock.

   If after the rights become exercisable we agree to merge into another entity, another merges into us or we sell more than 50% of our assets, each right will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of common stock of such entity having a then-current value of twice the exercise price.

   We may exchange the rights at a ratio of one share of common stock for each right at any time after someone acquires 15% or more of our common stock but before such person acquired 50% or more of our common stock. We may also of redeem the rights at our option at a price of $.002 per right at any time before the tenth day following the announcement that someone has acquired 15% or more of our common stock. The rights expire on the earliest of July 15, 2006, an exchange or redemption of the rights as described above, or the consummation of merger as described above.

   Each share of Series A Participating Preferred Stock that is purchased upon exercise of a right entitles the holder to receive an aggregate dividend payment of 1,000 times the cash and non-cash dividends declared per share of common stock. In addition, each share of Series A Participating Preferred Stock will have 1,000 votes and vote together with our common stock.

Anti-Takeover Effects of Provisions of Our Charter, Bylaws, Shareholder Rights Plan and Delaware Law

 Certificate of Incorporation and Bylaws

   Our Certificate of Incorporation provides that our Board of Directors may issue, without stockholder action, up to 5,000,000 shares of preferred stock with voting or other rights. As described above, our Board of Directors has designated 50,000 shares of preferred stock as Series A Participating Preferred Stock in connection with a Shareholder Rights Plan adopted on July 5, 1996. Our Certificate of Incorporation also provides that our stockholders do not have cumulative voting rights, and stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors. Our Bylaws provide that only our President, our Board of Directors and the Chairman of our Board of Directors may call a special meeting of stockholders.

   The lack of cumulative voting may make it more difficult for our existing stockholders to replace the Board of Directors as well as for another party to obtain control of us by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

   These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

 Shareholder Rights Plan

   The Shareholder Rights Plan approved by the Board of Directors is designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt to acquire us in a manner or on terms not approved by the Board of Directors and that prevent our stockholders from realizing the full value of their shares of our common stock. The rights are not intended to prevent a takeover of us and will not do so.

We may redeemed the rights at a price of $.002 per right within ten days after the accumulation of 15% or more of the Company's shares by a single acquiror or group. Accordingly, the rights should not interfere with any merger or business combination approved by our Board of Directors.

   However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us that is deemed undesirable by our Board of Directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

 Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . the Board of Directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the date the interested stockholder attained that status,

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   In general, Section 203 defines a business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

                                 LEGAL MATTERS

   Fenwick & West LLP, Palo Alto, California, will provide us with an opinion as to legal matters in connection with the notes and the common stock.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

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                                  $500,000,000


                        MERCURY INTERACTIVE CORPORATION


                      4.75% Convertible Subordinated Notes

                                Due July 1, 2007

                                      and

                        4,494,400 Shares of Common Stock

                     Issuable Upon Conversion of the Notes

                               ----------------

                                   PROSPECTUS

                               ----------------

                               November 17, 2000


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